UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2020

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information dated May 4, 2020

Item 1

RELEVANT INFORMATION

Bogotá, May 4, 2020. Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) announces that, pursuant to the measures adopted with respect to the health and social emergency caused by the Coronavirus (COVID-19) outbreak in our country and the mobility restrictions decreed by the National Government, it has implemented action plans to allow its operation through the activation of business continuity policies.

For this purpose, Grupo Aval identified key positions and processes and strengthened critical resources and controls to ensure their operation. Using technological tools, the Company has implemented a work from home policy, allowing the majority of its employees to carry out their functions from their homes during regular business hours. Similarly, in those cases in which it has been necessary to have the physical presence of employees at Grupo Aval’s facilities, the recommendations and protocols issued by the National Government have been followed to prevent the risk of infection.

With the aforementioned measures, the Company has currently managed to continue to carry out its operations, protect the health of its employees and promptly fullfill its obligations, including paying financial obligations, paying suppliers, paying dividends, keeping investors informed, complying with reporting duties and addressing requirements issued by authorities.

Notwithstanding the foregoing, we continue to monitor different processes in order to timely identify situations that could affect the health of employees or impact the operation and results of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2020

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel